FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 13, 2015

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 13, 2015 – Directors’/PDMRs’ shareholdings

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

RNS announcement entitled “Directors’/PDMRs’ shareholdings”

ARM Holdings plc
13 February 2015

ARM Holdings plc (the “Company”) announces that, following the strong performance of ARM against an international peer group over the last 3 years, the  performance conditions under the Long Term Incentive Plan (“LTIP”) were satisfied to the extent that 93.1% of the conditional awards made in 2012 (plus dividend shares) vested on 12 February 2015.  Details of the number of shares vesting, of shares sold automatically in order to satisfy tax liabilities and of subsequent share purchases and sales are listed below.

In addition, shares representing 50% of annual bonus earned in respect of the financial year ended 31 December 2011 and awarded in February 2012 have been released under the former Deferred Annual Bonus Plan (“DAB”).  Under this plan, 50% of bonus earned was paid in cash and 50% was compulsorily deferred into shares which vest 3 years after the award date. The relevant performance conditions were fully satisfied and matching shares have been triggered in the ratio of 2:1 in respect of these shares.  The former DAB operated for the last time in respect of the financial year ended 31 December 2013 and the outstanding awards will vest in February 2016 and 2017.

The LTIP vesting and DAB release took effect on 12 February 2015

Name	Total number of shares vested under the 2012 LTIP	Total number of shares vested under the 2011 DAB	Number of shares sold* to satisfy tax liabilities under the LTIP	Number of shares sold* to satisfy tax liabilities under the DAB	Total net shares received	Total resultant share- holding
Simon Segars	46,752	106,822	24,396	55,740	73,438	630,660
Tim Score	66,789	152,661	31,391	71,751	116,308	999,388
Mike Muller	45,917	105,627	21,581	49,645	80,318	1,505,760
Patricia Alsop	31,724	72,542	14,911	34,095	55,260	219,431
Graham Budd	39,238	87,690	18,442	41,215	67,271	317,523
Ian Drew	32,141	73,737	15,107	34,657	56,114	161,777
Pete Hutton	12,578	35,665	5,912	16,763	25,568	42,568
Tom Lantzsch	33,841	79,506	17,659	41,487	54,201	103,093
Dipesh Patel	15,863	28,061	5,962	10,546	27,416	88,097
Antonio Viana	39,763	91,050	20,749	47,510	62,554	116,319
Allen Wu	12,185	55,239	5,484	24,858	37,082	48,697
*The price at which the tax shares were sold was 1076.57 pence per share

2015 LTIP Awards

Also with effect from 12 February 2015 annual conditional awards were made under the LTIP to directors and PDMRs as follows:

Name	Number of shares conditionally awarded under the LTIP	Total number of conditional awards now held under the LTIP
Simon Segars	99,183	250,682
Mike Muller	52,155	144,411
Graham Budd	45,750	126,676
Philip Davis	40,863	40,863
Ian Drew	37,310	102,051
Jennifer Duvalier	43,920	95,649
Pete Hutton	44,848	106,344
Tom Lantzsch	37,061	102,972
Dipesh Patel	39,505	108,414
Andrew Smith	36,223	74,587
Antonio Viana	44,195	122,091
Allen Wu	38,023	71,282

The mid market closing price on 11 February 2015, being the business day prior to the date of these awards, was 1087.00 pence per share.

Under the LTIP, the vesting of shares conditionally awarded is subject to achievement of TSR and EPS performance measures and they will normally vest 3 years from the date of award.

Share Purchase and Sales

The following directors, PDMRs and a connected person bought and sold shares on 13 February 2015 as follows:

Name	Number of shares purchased	Number of shares sold	Price per share (pence)	Total resultant holding
Tim Score		200,000	1065.36	799,388
Mike Muller		200,000	1073.20	1,305,760
Patricia Alsop and connected person		90,000 10,000	1069.96 1068.00	119,431
Pete Hutton	13,000		1073.72
Pete Hutton		25,568	1070.30	30,000

ENDS